Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of GT Advanced Technologies Inc. (formerly GT Solar International, Inc.) and subsidiaries for the registration of Convertible Senior Notes due 2017 and to the incorporation by reference therein of our report dated June 4, 2010, with respect to the consolidated financial statements of GT Advanced Technologies Inc. and subsidiaries for the fiscal year ended April 3, 2010 included in its Annual Report (Form 10-K) for the year ended March 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

September 19, 2012